                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                PROFFITT'S, INC.
   __________________________________________________________________________
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
   __________________________________________________________________________
                         (Title of Class of Securities)

                                   742925 10 0
            _________________________________________________________
                                 (CUSIP Number)


                JOHN F. HARTIGAN, ESQ.   MORGAN, LEWIS & BOCKIUS
                 801 SOUTH GRAND AVENUE, LOS ANGELES, CA  90017
                                 (213) 612-2500
  ____________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  MAY 13, 1996
      _____________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
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   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                     SCHEDULE 13D

        CUSIP No. 742925 10 0
                  ______________

        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  APOLLO SPECIALTY RETAIL PARTNERS, L.P.
        ______________________________________________________________________
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) / /
                                                                       (B) / /
        ______________________________________________________________________
        3  SEC USE ONLY

        ______________________________________________________________________
        4  SOURCE OF FUNDS*

                  WC; 00
        ______________________________________________________________________
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or (e)                                            / /
        ______________________________________________________________________
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
        ______________________________________________________________________
                       7  SOLE VOTING POWER

                          1,421,801 SHARES OF COMMON STOCK (ISSUABLE UPON
          NUMBER          CONVERSION OF SERIES A CUMULATIVE CONVERTIBLE
            OF            EXCHANGEABLE PREFERRED STOCK).
          SHARES       _______________________________________________________
                       8  SHARED VOTING POWER
       BENEFICIALLY
          OWNED           NOT APPLICABLE.
            BY         _______________________________________________________
          EACH         9  SOLE DISPOSITIVE POWER
        REPORTING
          PERSON          1,421,801 SHARES OF COMMON STOCK (ISSUABLE UPON
                          CONVERSION OF SERIES A CUMULATIVE CONVERTIBLE
                          EXCHANGEABLE PREFERRED STOCK).
           WITH        _______________________________________________________
                       10  SHARED DISPOSITIVE POWER

                           NOT APPLICABLE.
        ______________________________________________________________________
        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,421,801 SHARES OF COMMON STOCK (ISSUABLE UPON CONVERSION OF SERIES A CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK).
        ______________________________________________________________________
        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /
        ______________________________________________________________________
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.9%
        ______________________________________________________________________
        14  TYPE OF REPORTING PERSON*
                  PN
        ______________________________________________________________________
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  AMENDMENT NO. 1 TO

                           STATEMENT PURSUANT TO RULE 13d-1

                                        OF THE

                            GENERAL RULES AND REGULATIONS

                                      UNDER THE

                     SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

          _________________________________________________________________
          _________________________________________________________________


          Item 1.  Security and Issuer.
          ______   ___________________

                    This Amendment No. 1 to Statement on Schedule 13D (the "Statement") relates to the Agreement and Notice of Conversion described in Item 4 below between the Reporting Person and Proffitt's, Inc., a Tennessee corporation ("Proffitt's" or the "Company"). The initial Statement on Schedule 13D was filed in respect of Common Stock, par value $.10 per share ("Common Stock"), of the Company, issuable upon conversion of Preferred Stock (as defined in Item 4) purchased by the Reporting Person pursuant to the Securities Purchase Agreement and the other transactions described in Item 4 below. The principal executive offices of Proffitt's are located at 115 North Calderwood, Alcoa, Tennessee 37701.

                    Pursuant to Rule 101(a)(v)(2)(ii) of Regulation S-T, because this Amendment is the first electronic amendment to a paper format Schedule 13D, the amendment restates the entire text of the Schedule 13D other than previously filed paper exhibits thereto.

          Item 2.  Identity and Background.
          ______   _______________________

                    This Statement is filed by Apollo Specialty Retail Partners, L.P., a Delaware limited partnership ("Apollo
          Specialty"). Apollo Specialty is referred to herein as the "Reporting Person."

                    The Reporting Person is principally engaged in the investment in Common Stock of Proffitt's. The address of the Reporting Person's principal business and of its principal office is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.
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                    The sole general partner of the Reporting Person is
          Apollo Investment Fund, L.P., a Delaware limited partnership ("AIF"). AIF is principally engaged in the business of investment in securities. The address of AIF's principal business and of its principal office is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

                    The managing general partner of AIF is Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). The administrative general partner of AIF is Apollo Fund Administration Limited, a Cayman Islands corporation. Advisors is principally engaged in the business of serving as managing general partner of AIF and another investment fund. Apollo Fund Administration Limited is principally engaged in the business of serving as administrative general partner of AIF and another investment fund. AIF has no other general partners.

                    The respective addresses of the principal business and principal office of each of Advisors and Apollo Fund Administration Limited are: Apollo Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577; and Apollo Fund Administration Limited, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

                    Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Person and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

                    Neither the Reporting Person, AIF, Advisors, Apollo Fund Administration Limited nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          Item 3. Source and Amount of Funds or Other Consideration.
          ______  _________________________________________________

                    The funds used by the Reporting Person to acquire the Preferred Stock were provided by working capital of the Reporting Person derived from capital contributions of the partners of the Reporting Person.

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          Item 4.  Purpose of Transaction.
          ______   ______________________

                    The Statement relates to the acquisition of beneficial ownership of shares of Common Stock by the Reporting Person as a result of the purchase of 600,000 shares of Series A Cumulative Convertible Exchangeable Preferred Stock of the Company, par value $1.00 per share (the "Preferred Stock"), pursuant to the Securities Purchase Agreement, dated March 3, 1994, between the Company and the Reporting Person (the "Securities Purchase Agreement"). The Preferred Stock is convertible into a minimum of 1,421,801 shares of Common Stock. See Item 5. The Reporting Person acquired the Preferred Stock for investment. The Reporting Person may change its current intentions, acquire additional shares of Common Stock or sell or otherwise dispose of all or any part of the Common Stock or Preferred Stock beneficially owned by the Reporting Person, or take any other action with respect to Proffitt's or any of its debt or equity securities in any manner permitted by law.

                    The Securities Purchase Agreement was entered into in connection with a Business Combination Agreement among the Company, McRae's, Inc. and certain related persons in connection with which the Company issued certain debt and equity securities. Pursuant to its terms, the Preferred Stock may be exchanged at the option of the Company on any Dividend Payment Date (as defined therein) for the Company's 6.5% Convertible Subordinated Debentures due 2006 (the "Exchange Debentures"). Michael S. Gross, a Vice President of Apollo Capital Management, Inc., the General Partner of Advisors, is a director of the Company.

                    The Reporting Person and the Company have entered into an Agreement and Notice of Conversion, dated May 13, 1996 (the "Agreement and Notice of Conversion"), pursuant to which the Reporting Person has agreed to convert the Preferred Stock into 1,421,801 shares of Common Stock (subject to adjustment), in accordance with its terms. As an inducement to convert its shares of Preferred Stock into Common Stock, the Company has agreed to pay to the Reporting Person the present value of dividends that would have been paid on September 1, 1996, March 1, 1997, September 1, 1997, and March 1, 1998 on the Preferred Stock, using a discount rate of 7.0%. The closing of the conversion of the Preferred Stock is subject to certain conditions including the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder. Prior to such closing, the Reporting Person may not transfer (except for a bona fide pledge or hypothecation) the Preferred Stock other than to one or more Apollo Related Accounts (as defined in the Securities Purchase Agreement) which agree to be bound by the Agreement and Notice of

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          Conversion.  Reference is hereby made to the Securities Purchase
          Agreement and the Agreement and Notice of Conversion filed as exhibits to the Statement for a description of these and other matters of the type described in Items (a) through (j) of Item 4 of Schedule 13D. Except as disclosed in this Item 4, the Reporting Person has no current plans or proposals which relate or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D.

          Item 5.  Interest in Securities of the Issuer.
          ______   ____________________________________

                    (a) The Reporting Person is the beneficial owner of at least 1,421,801 shares of Common Stock (or 6.9% of the Common Stock outstanding) issuable upon conversion of the Preferred Stock. Each share of Preferred Stock is convertible at a value of $50.00 plus accrued dividends at the Conversion Price of $21.10, subject to adjustment from time to time upon the occurrence of certain dilution and change of control events.

                    (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages and such information is incorporated herein by reference.

                    (c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person except for the acquisition of beneficial ownership of the shares of Common Stock being reported on this Statement.

                    (d)  Not applicable.

                    (e)  Not applicable.

          Item 6.  Contracts, Arrangements, Understandings or Relationships
                   With Respect to the Securities of the Issuer.
          ______   ________________________________________________________

                    The responses to Item 3 and Item 4 are incorporated herein by reference.

                    Pursuant to the Securities Purchase Agreement, the Reporting Person entered into a registration rights agreement (the "Registration Rights Agreement") which entitles the Reporting Person to have certain resales of Common Stock, the Preferred Stock and the Exchange Debentures registered under federal and state securities laws. Pursuant to the Agreement and Notice of Conversion, the Reporting Person has agreed to convert the Preferred Stock into 1,421,801 shares of Common Stock


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          (subject to adjustment), in accordance with its terms.  See Item
          4.

                    The foregoing response to this Item 6 is qualified in its entirety by reference to the Securities Purchase Agreement, the Agreement and Notice of Conversion, the Articles of Amendment authorizing the Preferred Stock and the Registration Rights Agreement, the full texts of which are filed as Exhibits 1, 2, 3, and 4 hereto and incorporated herein by reference.

          Item 7.  Material to be Filed as Exhibits.
          ______   ________________________________

                    (1)  Securities Purchase Agreement

                    (2) Form of Articles of Amendment authorizing the Preferred Stock (attached as Annex I to the Securities Purchase Agreement)

                    (3) Form of Registration Rights Agreement (attached as Annex II to the Securities Purchase Agreement)

                    (4)  Agreement and Notice of Conversion



















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                                      SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  May 15, 1996

                              APOLLO SPECIALTY RETAIL PARTNERS, L.P.

                              By: Apollo Investment Fund, L.P.,
                                   its General Partner
                                By: Apollo Advisors, L.P.,
                                     its Managing General Partner
                                  By: Apollo Capital Management, Inc.,
                                       its General Partner



                              By:   /s/ Michael D. Weiner
                                  _____________________________
                                   Name:  Michael D. Weiner
                                   Title: Vice President, Apollo Capital
                                                     Management, Inc.

                                 APPENDIX A TO ITEM 2

                    The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of AIF, Advisors, which is the managing general partner of AIF, Apollo Capital Management, Inc., a Delaware corporation which is the sole general partner of Advisors ("Capital Management"), and Apollo Fund Administration Limited ("Administration").

                    The principal occupation of each of Leon Black and John Hannan, each of whom is a United States citizen, is to act as an executive officer and director of Capital Management and of Lion Capital Management, Inc. ("Lion Capital"), the general partner of Lion Advisors, L.P., a Delaware limited partnership ("Lion Advisors"), and each is a limited partner of Advisors and Lion Advisors. The principal business of Advisors and of Lion Advisors is to provide advice regarding investments in securities. Lion Capital is principally engaged in the business of serving as general partner of Lion Advisors. Capital Management is principally engaged in the business of serving as general partner of Advisors. The principal offices of Lion Advisors, Lion Capital and Capital Management are located at Two Manhattanville Road, Purchase, New York 10577.

                    Mr. Black is the President and a director of Lion Capital and the President and a director of Capital Management. Mr. Black's business address is Two Manhattanville Road, Purchase, New York 10577.

                    Mr. Hannan is a Vice President and director of Lion Capital and a Vice President and director of Capital Management. Mr. Hannan's business address is Two Manhattanville Road, Purchase, New York 10577.

                    Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serve as a director of Administration.
          Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration

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          pursuant to a contract.  Messrs. Black and Hannan are the
          beneficial owners of the stock of Administration.



















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